SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF TRANSACTION WITH RELATED PARTY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby in compliance with Annex 30-XXXIII of CVM Instruction No. 552, dated October 9, 2014, informs its shareholders and the market in general of the following related party transaction:

Related Party Names	Company: Centrais Elétricas Brasileiras S.A (“Eletrobras”); Related Party: Chapada do Piauí I Special Purpose Company (“SPE”).;
Issuer Relationships	Eletrobras is a shareholder in SPE Chapada do Piauí I, holding a relevant stake in its capital stock (49%).
Date of the transaction	Contractual instrument signed on July 12, 2022.
Object of the Agreement

Issuance of a bank guarantee by a market financial institution (Guarantor) as a guarantee to be provided in favor of the creditors of the Debt Agreements of SPE Chapada do Piauí I, in accordance with the obligation previously established within the scope of such agreements.

Eletrobras will provide a corporate counter-guarantee (personal guarantee) to the Guarantor in the amount equivalent to its shareholding in the Related Party, guaranteeing the obligations of the SPE in the event of default, enabling the issuance of the bank guarantee.

Main Terms and Conditions

The corporate counter-guarantee to be provided by Eletrobras is equivalent to the amount of the bank guarantee corresponding to the Company's shareholding in the enterprise (SPE Chapada do Piauí I), that is, 49%, thus comprising a total of BRL 71,322,089.24, of in accordance with the contract concluded.

The contractual instrument and the respective personal guarantee provided will last for 24 (twenty-four) months.

It is observed that, due to the characteristic of the transaction portrayed (provision of personal guarantee), there is no direct financial flow to be established between the Related Parties described in this press release.

Furthermore, only in the event of contractual default by the aforementioned SPE, Eletrobras, as counter-guarantor of part of its obligations, may be called upon to honor such obligations vis-à-vis the Guarantor.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Detailed reasons why the Company's Management considers that the transaction observed commutative conditions or provides for adequate compensatory payment

The conditions of the proposed bank guarantee arise from a competitive consultation/quotation process with the market carried out by the SPE.

In addition, the provision of the counter-guarantee by the shareholders (including Eletrobras) allows the issuance of a bank guarantee, contributing to the maintenance of the performance with the contractual condition of the SPE vis-à-vis its creditors.

Eventual participation of the counterparty, its partners or administrators in the decision process of the issuer's subsidiary regarding the transaction or the negotiation of the transaction as representatives of the Company, describing these interests.

The request for the provision of a counter-guarantee by Eletrobras comes from the financial institution (Non-Related Party) that won the selection process carried out in the market by the Related Party in question to obtain the bank guarantee, being the result, therefore, of the competitive process itself.

Furthermore, Eletrobras' conclusion for effectively providing the counter-guarantee emanates from the decision-making process in its Governance instances, and therefore does not have the participation of the aforementioned Related Party.

Rio de Janeiro, July 18, 2022

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.